Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”) for the period ended September 30, 2014 is as of November 6, 2014. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements and notes thereto for the three and nine months ended September 30, 2014 and our MD&A for the year ended December 31, 2013. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™ and AGGRASTAT®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck, known as MSD outside the United States and Canada, our intention to continue discussions with the U.S. Food and Drug Administration regarding potential development plans for the vernakalant programs in the United States, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital, cardiology products, BRINAVESSTM and AGGRASTAT®, which are commercially available in numerous markets outside of the United States.

BRINAVESSTM (vernakalant (IV)), was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less. BRINAVESSTM is mentioned as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent-onset atrial fibrillation in patients with no, or minimal/moderate, structural heart disease. Vernakalant should be used with caution in haemodynamically stable patients with NYHA class I and II heart failure, and is contraindicated in patients with hypotension.

AGGRASTAT® (tirofiban HCL) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in Acute Coronary Syndrome (“ACS”) patients. AGGRASTAT® has been approved in numerous countries worldwide. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the transaction in which we also acquired Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November of 2013.

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Both BRINAVESSTM and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network.

BRINAVESS™ (Vernakalant (IV))

We have exclusive, global marketing rights to BRINAVESSTM, the intravenous formulation of vernakalant, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from Merck Sharp & Dohme Corp. (“Merck”) and its affiliates to us, which has been delayed in certain jurisdictions due to routine regulatory requirements and is expected to be completed in 2014. Prior to September 2013, global marketing rights to vernakalant (IV) were held by Merck under two collaboration and license agreements (the “Collaboration Agreements”).

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.

In August 2009, we, together with our former partner Astellas, announced that Astellas would undertake a single confirmatory additional Phase 3 clinical trial (“ACT 5") under a Special Protocol Assessment. The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for vernakalant (IV). ACT 5 began enrolment of recent onset atrial fibrillation patients without a history of heart failure in October 2009.

In October 2010, a clinical hold was placed on the ACT 5 study of vernakalant (IV) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV).

In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (IV) in North America. All terms, responsibilities and payments that Astellas committed to under the North American Vernakalant (IV) Agreement were assumed by Merck without change. Merck and the FDA agreed to terminate the ACT 5 study. Merck began discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States.

In September 2012, Merck gave notice to us of its termination of the North American Vernakalant (IV) Agreement. In May 2013, we completed the transfer of sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the transfer of the NDA for vernakalant (IV) from Merck to us. We have initiated discussions with the FDA regarding potential development paths for vernakalant (IV) in the United States.

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Rest of World (Outside North America)

In April 2009, we entered into Collaboration Agreements with Merck for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of Merck with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, Merck paid us an initial fee of $60.0 million. In addition, we were eligible to receive up to an additional $200.0 million in payments, of which we received $45.0 million (described below), based on the achievement of certain milestones associated with the development and approval of vernakalant products. We were also eligible to receive up to $100.0 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. Also, we were eligible to receive tiered royalty payments on sales of any approved products and had the potential to receive up to $340.0 million in additional milestone payments based on achievement of significant sales thresholds. Merck was responsible for all costs associated with the development, manufacturing and commercialization of these product candidates.

In July 2009, our former partner Merck submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union, and as a result of the submission we received a $15.0 million milestone payment from Merck.

In June 2010, the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval of vernakalant (IV) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults and in September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESSTM in the European Union, Iceland and Norway. This milestone triggered a $30.0 million milestone payment from Merck. After receipt of marketing approval, Merck began its commercial launch of BRINAVESSTM in a number of European countries.

In September 2012, Merck gave notice to us of its termination of the Collaboration Agreements. On April 25, 2013, we entered into a Transition Agreement with Merck (the “Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their rights and responsibilities in connection with the termination of the Collaboration Agreements and transfer of rights to, and responsibilities for, vernakalant to us. Pursuant to the Transition Agreement, we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) on April 25, 2013. On September 21, 2013, Merck and Cardiome entered into an Agreement regarding the rights and responsibilities of each party for the continued transfer of marketing authorizations. On a per country basis, regulatory and product distribution responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfer has been delayed in certain jurisdictions. All applications for transfers are expected to be completed in 2014.

In June 2013, we announced the decision by the European Commission to allow the transfer of the centrally-approved marketing authorisation for BRINAVESSTM from Merck to us. We are now the marketing authorization holder for BRINAVESSTM in the member states of the European Union. As a result, royalties on sales and the promotional services fee we previously received from Merck ceased on July 1, 2013 and we began benefiting from all sales of BRINAVESSTM throughout the world.

On September 16, 2013, we announced the completion of the transfer from Merck to us of commercialization responsibility for BRINAVESSTM in the European Union and the responsibility to complete the post-marketing study for BRINAVESSTM. Since that date, we have been supplying BRINAVESSTM under our own trade dress in the European Union.

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During the nine months ended September 30, 2014, we continued to seek new partners to distribute BRINAVESSTM. We entered into commercialization agreements with Tamro AB, Nomeco A/S, Logista Pharma S.A., VIANEX S.A., UDG Healthcare PLC, and Eurolab Especialidades Medicinales de Eurofar S.R.L. to distribute BRINAVESSTM in Sweden, Denmark, Spain, Greece, Ireland, and Argentina respectively. In addition, we announced that our partner, AOP Orphan Pharmaceuticals AG, headquartered in Vienna, Austria, is now making BRINAVESSTM available to physicians and patients in Switzerland, the Czech Republic, Poland, Slovenia, Slovakia, Hungary, Latvia and Romania.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In July and September 2006, we announced positive top line results for the sequential 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral). In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral).

In April 2009, we entered into the Collaboration Agreements with Merck for the development and commercialization of vernakalant. The agreement provided an affiliate of Merck with exclusive global rights to vernakalant (oral).

In November 2011, Merck completed an additional multiple rising-dose Phase I study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that Merck had scheduled, to start in late 2011, an additional Phase I trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures.

In March 2012, Merck informed us of its decision to discontinue further development of vernakalant (oral). In September 2012, we announced that Merck would return the global marketing and development rights for vernakalant (oral) to us in connection with Merck’s termination of the Collaboration Agreements. In May 2013, we completed the transfer of sponsorship of the IND for vernakalant (oral) from Merck to us. We are continuing to assess the appropriate development plan for vernakalant (oral).

AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention or PCI, a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium)) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years with an excellent safety and efficacy profile.

In May 2014, we entered into an agreement with AOP Orphan Pharmaceuticals AG to commercialize AGGRASTAT® in selected European markets. Key AOP Orphan countries for AGGRASTAT® include Austria, Hungary, Switzerland, and other Eastern European states.

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Pre-clinical

We continue to support pre-clinical research and development work externally through academic research collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, to responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

The following table summarizes the current status of our programs:

Program	Stage of Development	Current Status
Vernakalant (IV)	FDA New Drug Application (NDA)	Approvable letter received in 2008

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESSTM

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study	Study terminated as part of Merck’s termination of the Collaboration Agreements Analysis of data ongoing

	Phase 3 ACT 5 study	Study terminated

	Post approval study	SPECTRUM (post approval safety study) initiated in Q4-2011 Study continuing

Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD studies completed

CORPORATE UPDATE

Senior Secured Term Loan Facility

On July 18, 2014, we announced the closing of a senior, secured term loan facility with MidCap Financial, LLC for up to $22.0 million in two tranches bearing interest at a rate of LIBOR plus 8%. The first tranche of $12.0 million is available for working capital and general corporate purposes. The second tranche of up to $10.0 million is available to support a product or company acquisition. The loan carries a term of 48 months and is secured by substantially all of our assets.

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Long-Term Incentives

On May 9, 2014, the Board of Directors approved a Restricted Share Unit Plan (“RSU Plan”) and certain amendments to Cardiome’s incentive stock option plan (“Stock Option Plan”) to provide long-term incentives to employees and directors. The RSU Plan and the amendments to the Stock Option Plan were approved by the shareholders on June 16, 2014 at the annual general and special meeting of the shareholders.

Common Share Financing and Secondary Offering

On March 11, 2014, we completed a prospectus offering of 1,500,000 common shares from treasury at CAD $10.00 per common share for net proceeds of $12.4 million.  Additionally, 1,500,000 common shares were sold in a secondary offering from CarCor Investment Holdings LLC (“CarCor”), the shareholder from which we purchased Correvio, at CAD $10.00 per common share. We did not receive any of the proceeds of the sale of common shares by CarCor.  This short form prospectus offering was made on a bought deal basis pursuant to an underwriting agreement with Canaccord Genuity Corp., acting as sole bookrunner and co-lead underwriter, and Cormark Securities Inc., acting as co-lead underwriter.

As stated in the prospectus pursuant to which this financing was effected, we currently intend to use the proceeds for working capital and general corporate purposes (approximately 50% of net proceeds from the offering received by us), and the advancement of our business objectives outlined under “Our Strategy” in the short form prospectus, including, without limitation, for (a) regulatory costs of vernakalant (IV) and vernakalant (oral) (approximately 20% of net proceeds from the offering received by us) and (b) expansion of our sales and marketing efforts for BRINAVESSTM and AGGRASTAT® in Europe and other parts of the world (approximately 30% of net proceeds from the offering received by us). Since March 11, 2014, the closing date of the financing, some of the proceeds we received from the financing were used for working capital and general corporate expenditures.

At The Market Sales Issuance Agreement

On February 18, 2014, we filed a prospectus supplement in each of the provinces of Canada, other than Québec, and the United States to qualify and register the distribution of our common shares having an aggregate offer price of up to $8.9 million in “at the market” distributions effected from time to time pursuant to an At The Market Sales Issuance Agreement that we entered into on the same day with MLV & Co. LLC, as agent (the “ATM Offering”). No sales in the ATM Offering will be made in Canada. As of September 30, 2014, we have sold 30,513 of our common shares in the ATM Offering for gross proceeds of $0.3 million.

As stated in the prospectus supplement pursuant to which the ATM Offering financing is effected, we currently intend to use the net proceeds from the sale of the common shares offered in the ATM Offering primarily for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESSTM and AGGRASTAT® in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of our other business objectives outlined under “Our Strategy” in the base shelf prospectus pursuant to which the ATM Offering is affected.

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INTERNAL CONTROLS OVER FINANCIAL REPORTING

Since the acquisition of Correvio, we have been evaluating its internal control environment.  We have incorporated additional controls to strengthen Correvio’s internal controls over financial reporting and will continue to evaluate its internal control environment as we integrate its operations with Cardiome’s.  There were no changes in Cardiome’s internal controls over financial reporting that occurred during the three and nine months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the recoverability of inventories, the assessment of net recoverable value and amortization period of intangible assets, accrual of clinical trial and research expenses, revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, useful lives of intangible assets, clinical trial accounting and stock-based compensation. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2013. There have been no material changes to these accounting policies during the three and nine months ended September 30, 2014.

RESULTS OF OPERATIONS

Third Quarter Overview

We recorded a net loss of $4.4 million ($0.26 per share) for the three months ended September 30, 2014, compared to a net loss of $4.2 million ($0.26 per share) for the three months ended June 30, 2014.

Three and Nine Months Ended September 30, 2014 Compared to Three and Nine Months Ended September 30, 2013

We recorded a net loss of $4.4 million ($0.26 per share) for the three months ended September 30, 2014 (“Q3-2014”), compared to a net loss of $3.6 million ($0.29 per share) for the three months ended September 30, 2013 (“Q3-2013”). On a year-to-date basis, we recorded a net loss of $11.7 million ($0.73 per share) for the nine months ended September 30, 2014, compared to a net income of $12.0 million ($0.96 per share) for the nine months ended September 30, 2013.

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The net losses for the three and nine months ended September 30, 2014 were primarily due to operating, marketing, and selling costs of both BRINAVESSTM and AGGRASTAT®. The net income for the nine months ended September 30, 2013 was primarily due to the recognition of a one-time $20.8 million gain on the settlement of debt owed to Merck.

Revenue

Revenue for Q3-2014 was $7.8 million, an increase of $7.3 million from $0.5 million in Q3-2013. Revenue for the nine months ended September 30, 2014 and 2013 was $23.1 million and $0.6 million, respectively. Revenue in 2014 is comprised primarily of product revenue, whereas in 2013, revenue was comprised of licensing and other fees we received from our collaborative partner.

Product revenue in 2014 was comprised of sales of BRINAVESS™ and AGGRASTAT®. After the transfer of commercialization responsibility from Merck to us on September 16, 2013, we began to recognize product revenues from the sale of BRINAVESSTM in countries where the marketing authorization had been transferred to us from Merck. The increase in product revenue for the three and nine months ended September 30, 2014 compared to the same periods of the prior year was primarily due to the revenue generated from the sales of AGGRASTAT® and to the recognition of all worldwide revenues of BRINAVESS™.

Licensing, royalty and other fees for Q3-2014 represent royalty revenue from our licensee, which is based on third-party sales of licensed products. In Q3-2013, licensing, royalty and other fees primarily represented royalties from our former collaborative partner.

Cost of Goods Sold

Cost of goods sold related to the sale of BRINAVESSTM and AGGRASTAT® for the three and nine months ended September 30, 2014 was $2.7 million and $6.4 million, respectively. Cost of goods sold in the three and nine months ended September 30, 2013 was $0.05 million. During the three and nine months ended September 30, 2014, we wrote down $0.5 million and $0.6 million of BRINAVESS™ inventory we received as part of the Transition Agreement, respectively.

Cost of goods sold is comprised primarily of expenditures incurred in purchasing inventory, production or conversion, distribution and logistics costs, as well as quality control and monitoring costs.

Selling, General and Administration Expenditures

Selling, general and administration (“SG&A”) expenditures primarily consist of costs incurred to support the commercialization of BRINAVESSTM and the continued sales of AGGRASTAT®, wages and benefits (including stock-based compensation), office and administration costs, business development costs, consulting fees and professional fees.

SG&A expenditures for Q3-2014 were $7.9 million compared to $4.0 million for Q3-2013. On a year-to-date basis, we incurred total SG&A expenditures of $24.7 million for the nine months ended September 30, 2014, compared to $9.2 million for the same period in 2013. The increase was primarily due to an increase in costs associated with our sales and marketing efforts to support the commercialization of BRINAVESSTM and the continued sales of AGGRASTAT®, integration costs related to the acquisition of Correvio, and certain one-time costs.

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Other Income and Expenses

Other income and expenses consists of sublease income, interest income and expense and foreign exchange gains and losses.

Other expense for Q3-2014 was $0.8 million, compared to other income of $0.05 million for Q3-2013. For the nine months ended September 30, 2014, other expense was $1.2 million, compared to other income of $21.2 million for the nine months ended September 30, 2013. Other expense for the nine months ended 2014 was related primarily to interest expense on the deferred consideration arising from the acquisition of Correvio and interest expense on the senior secured term loan facility, whereas other income for the nine months ended September 30, 2013 was related to the $20.8 million gain on the settlement of debt owed to Merck.

QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with U.S. GAAP:

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013

Total revenue(1)	$7,807	$7,667	$7,592	$3,867
Cost of goods sold(1)	2,673	2,243	1,493	889
Selling, general and administration(2)	7,863	8,808	7,999	7,282
Research and development	234	59	245	40
Restructuring(4)	-	-	-	1,337
Net loss	$(4,367)	$(4,240)	$(3,134)	$(7,232)
Basic and diluted loss per share(3)	$(0.26)	$(0.26)	$(0.20)	$(0.53)

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012

Total revenue(1)	$477	$107	$60	$84
Cost of goods sold(1)	47	-	-	-
Selling, general and administration(2)	3,954	2,974	2,209	2,356
Research and development	31	35	370	385
Restructuring(4)	-	(57)	(73)	35
Gain on settlement of debt	-	-	20,834	11,218
Net income (loss)	$(3,614)	$(2,774)	$18,393	$7,744
Basic and diluted earnings (loss) per share (3)	$(0.29)	$(0.22)	$1.47	$0.63

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(1) Effective Q3-2013 and Q4-2013, total revenue and cost of goods sold include amounts related to the sales of BRINAVESSTM and AGGRASTAT®, respectively.

(2) Effective Q1-2013, SG&A includes costs incurred to support the commercialization of BRINAVESSTM. Effective Q4-2013, SG&A includes costs incurred to support the commercialization of AGGRASTAT®.

(3) Earnings (loss) per share for the periods presented have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

(4) Employee termination benefits related to the Q3-2012 workforce reduction and to the employee rationalization of Correvio.

Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Revenue:

The increase in revenue over the past five quarters was primarily due to product sales of BRINAVESSTM and AGGRASTAT®. We began benefitting from worldwide sales of BRINAVESS™ in Q3-2013 and we began recording sales of AGGRASTAT®, following the acquisition of Correvio, in Q4-2013.

Cost of Goods Sold:

The increase in cost of goods sold over the past five quarters was due to the product sales of BRINAVESSTM and AGGRASTAT®, with the increase relating primarily to sales of AGGRASTAT®.

Research and Development Expenditures:

R&D expenses significantly decreased after Q2-2012 following our decision to eliminate our internal research activities.

Selling, General and Administration Expenditures:

The increase in SG&A expenditures over the past five quarters was due to costs incurred to support the commercialization of BRINAVESSTM starting in Q2-2013, costs incurred to support the sales of AGGRASTAT®, and integration costs associated with the acquisition of Correvio.

Restructuring:

Restructuring costs were related to employee termination benefits incurred in connection with the acquisition of Correvio in Q4-2013 and the workforce reductions in Q3-2012.

Gain on settlement of debt:

The debt settlement agreement with Merck in Q4-2012 and the resulting payments of the settlement amounts in Q4-2012 and Q1-2013 resulted in the gains on settlement of debt.

Net income (loss):

The timing and quantum of our revenues and expenses discussed above resulted in the variations in net income (loss). Our net income for Q1-2013 and Q4-2012 were also positively affected by the $20.8 million and $11.2 million gain on the settlement of debt owed to Merck, respectively.

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LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through revenues from sales of AGGRASTAT® and BRINAVESSTM, the sale of common stock, our recently obtained term loan facility, and the remaining cash from our previous partner Merck.

Cash Flows

As at September 30, 2014, we had $17.6 million in cash and cash equivalents, as compared to $11.0 million as at December 31, 2013. The increase in cash and cash equivalents for the nine months ended September 30, 2014 was primarily due to $21.2 million of net cash provided by financing activities offset by $14.5 million of net cash used in operating activities.

Cash used in operating activities for the nine months ended September 30, 2014 was $14.5 million, an increase of $3.5 million from $11.0 million used in operating activities for the same period in 2013. The increase in cash used was primarily due to the timing of customer receipts and payment of liabilities.

Cash used in investing activities for the nine months ended September 30, 2014 and 2013 were not significant.

Cash provided by financing activities for the nine months ended September 30, 2014 was $21.2 million, compared to cash used by financing activities of $12.9 million for the nine months ended September 30, 2013. Cash provided by financing activities for the nine months ended September 30, 2014 reflected net proceeds of $12.4 million from our common share offering completed in Q1-2014 in addition to net proceeds of $11.1 million from the term loan facility that was completed in Q3-2014. Cash used in financing activities for the nine months ended September 30, 2013 was primarily due to the $13.0 million repayment of debt owed to Merck.

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2014	2013	2014	2013
Cash used in operating activities	$(1,866)	$(2,442)	$(14,490)	$(10,966)
Cash used in investing activities	(36)	(29)	(105)	(82)
Cash provided by (used in) financing activities	10,384	8	21,191	(12,913)
Effect of foreign exchange rate on cash and cash equivalents	(253)	39	2	(23)
Net increase (decrease) in cash and cash equivalents	$8,229	$(2,424)	$6,598	$(23,984)

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Funding Requirements

At September 30, 2014, we had working capital of $21.6 million, compared to $10.6 million at December 31, 2013. With the term loan facility in place, we do not expect further funding for working capital needs at this time.

We expect to devote financial resources to our operations, research and development efforts, clinical trials, nonclinical and preclinical studies and regulatory approvals associated with our products in development, as well as to business development efforts. We will require cash to pay interest and make principal payments on the term loan facility as well as the deferred consideration arising from the acquisition of Correvio.

Our future funding requirements will depend on many factors including:

-the extent to which BRINAVESSTM will be successful in obtaining reimbursement in additional countries where it is currently approved

-the cost and outcomes of regulatory submissions and reviews for approval of BRINAVESSTM in additional countries

-the extent to which BRINAVESSTM will be commercially successful globally

-the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets

-the future development plans for our products in development

-the consummation of suitable business development opportunities

-the size, cost, and effectiveness of our sales and marketing programs

-the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements

We believe that our cash on hand, the expected future cash inflows from the sale of BRINAVESSTM and AGGRASTAT®, and expected proceeds from other financial vehicles will be sufficient to finance our operational and capital needs for at least 18 months including our obligations with respect to the term loan facility and the deferred consideration, but excluding clinical activities for our products in development and future material business development activities. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our operational and capital needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our shareholders. Debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Moreover, our ability to obtain additional debt financing may be limited by the term loan facility currently in place. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or grant licenses on terms that may not be favorable to us. There can be no assurance that we will be able to successfully obtain financing in the amounts or terms acceptable to us, if at all, in order to continue our operational activities. If we are unable to obtain financing to fund our development programs and strategic business development activities, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development and commercialization activities, which could harm our future financial condition and operating results.

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Contractual Obligations

As of September 30, 2014, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2014	2015	2016	2017	2018	Thereafter	Total
Commitments for clinical and other agreements	$2,104	$2,279	$11	$6	$6	$-	$4,406
Supplier purchase commitment	1,373	1,716	-	-	-	-	3,089
Deferred consideration	775	3,440	3,697	451	-	-	8,363
Interest expense on deferred consideration	297	759	415	45	-	-	1,516
Term loan facility	-	1,714	4,114	4,114	2,058	-	12,000
Interest expense on term loan	255	996	714	364	51	-	2,380
Operating lease obligations	124	523	459	368	371	1,570	3,415
Total	$4,928	$11,427	$9,410	$5,348	$2,486	$1,570	$35,169

Outstanding Share Capital

As of November 6, 2014, there were 16,521,002 common shares issued and outstanding, 1,385,157 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of CAD $4.98 per share, and 47,500 restricted share units outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At September 30, 2014, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in Canadian dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows.

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